Exhibit (p)

LIFEX INFLATION-PROTECTED INCOME TRUST 1948F

LIFEX INFLATION-PROTECTED INCOME CLOSED-END FUND 1948F

SUBSCRIPTION AGREEMENT

FOR SEED CAPITAL

This Subscription Agreement for Seed Capital (the “Agreement”) is made as of the 23rd day of October, 2023 between Stone Ridge Asset Management LLC, a Delaware limited liability company (“Stone Ridge”), and LifeX Inflation-Protected Income Trust 1948F (the “Trust”), on behalf of its series LifeX Inflation-Protected Income Closed-End Fund 1948F (the “Fund”).

WHEREAS, the Fund wishes to sell to Stone Ridge, and Stone Ridge wishes to purchase from the Fund, 10,000 common shares of beneficial interest, $0.001 par value per share at a purchase price of $10.00 per share, (collectively, the “Shares”); and

WHEREAS, Stone Ridge is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by Section 14(a)(1) of the Investment Company Act of 1940, as amended, in order for the Fund to conduct a public offering of its shares;

NOW, THEREFORE, the parties hereto agree as follows:

1.

Simultaneously with the execution of this Agreement, Stone Ridge shall tender to the Fund the amount of $100,000 in full payment for the Shares, receipt of which is hereby acknowledged by the Trust on behalf of the Fund; and

2.	Stone Ridge agrees that it is purchasing the Shares for investment purposes and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Lauren Macioce
Name:	Lauren Macioce
Title:	General Counsel and Chief Compliance Officer

LIFEX INFLATION-PROTECTED INCOME TRUST 1948F, ON BEHALF OF LIFEX INFLATION-PROTECTED INCOME CLOSED-END FUND 1948F

By:	/s/ Anthony Zuco
Name:	Anthony Zuco
Title:	Treasurer